EXHIBIT 99.1

Norsk Hydro Announces Bondholder Approval of Amendments to Certain Terms of Its Notes

OSLO, Norway, July 19, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA (the "Issuer") announced today the passing of an extraordinary resolution at a meeting of holders of its GBP 225,000,000 6.50 per cent. Notes due 2021 and the EUR 400,000,000 6.25 per cent. Notes due 2010 of the Issuer presently outstanding (together the "Notes"). The meeting was held on July 18, 2007 to consider certain amendments to the trust deed relating to the Notes (the "Trust Deed"). The Issuer was seeking to make such amendments in connection with the previously announced transfer of the oil, gas and wind energy businesses and certain other assets of the Issuer to Statoil ASA and the assumption of the obligations under the Notes and the Trust Deed by Statoil ASA.

A supplemental trust deed relating to the Notes was executed on July 18, 2007, following which the amendments took effect.

CONTACT:  Norsk Hydro ASA
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          Cecilie Ditlev-Simonsen
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          Stefan Solberg
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            Cell: +47 91727528
            Stefan.Solberg@hydro.com
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          Norway
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